

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Peter D. Rettaliata
Chief Executive Officer
Air Industries Group, Inc.
1479 North Clinton Avenue
Bay Shore, NY 11706

> **Re:** **Air Industries Group, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form 10**
> **Filed December 21, 2012**
> **File No. 000-29245**

Dear Mr. Rettaliata:

We have reviewed your response dated December 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1. Please state that you are an emerging growth company at the beginning of your registration statement. We suggest a separate paragraph either after your Table of Contents or at the beginning of your Introduction indicating that you are an emerging growth company.

2. Please note that previous comment 9 from our letter dated December 14, 2012 remains outstanding. Please advise.

Item 10. Recent Sales of Unregistered Securities, page 37

3. We note your response to our prior comment 7 and reissue the comment. For any shares that were issued for services rendered, please provide disclosure regarding what the shares were valued at or advise. Refer to Item 701(c) of Regulation S-K.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Vincent J. McGill
        Eaton & Van Winkle LLP